FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Forecast for Consolidated Financial Results for the six months ended September 30, 2006, which was filed with the Tokyo Stock Exchange on October 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

FOR IMMEDIATE RELEASE

October 30, 2006

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5220-0573

News Release: Forecast of Results

For the six months ended September 30, 2006

Konami Corporation hereby announces the forecast of our results for the six months ended September 30, 2006.

1. Forecast of Consolidated Results for the six months ended September 30, 2006 <U.S.GAAP>

(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
(2006/4 - 9) Forecast of Results for the six months ended September 30, 2006	119,600	10,100	9,900	4,900
(2005/4 - 9) Results for the six months ended September 30, 2005	111,870	7,462	14,335	6,964
Increase (Decrease)	6.9%	35.4%	(30.9)%	(29.6)%

We forecast our income before income taxes and net income for the six months ended September 30, 2006 will decrease from the previous year due to approximately ¥ 6.9 billion of gain on sales of entire shares of TAKARA Co., LTD reported in the previous same period. However, we forecast our consolidated operating income for the six months ended September 30, 2006 will increase by 35.4%, to ¥10,100 million due primary to the increase in membership and the improvement of revenue structure in the Health & Fitness Segment as well as solid sales of slot machines and Konami Casino management systems for North America in the Gaming & System Segment.

Meanwhile we are not revising our forecast of consolidated financial results for the year ended March 31, 2007 from that announced in the consolidated financial statements for the year ended March 31, 2006 filed on May 17, 2006.

<Reference	: Forecast of the FY2007 consolidated financial results>

(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
(2006/4 – 2007/3) Forecast of FY2007	275,000	29,000	28,500	16,000

2. Forecast of non-consolidated financial results for the six months ended September 30, 2006 <Japanese GAAP>

(Millions of yen)

	Net revenues	Operating income	Ordinary income	Net income
(2006/4 - 9) Forecast of Results for the six months ended September 30, 2006	4,700	2,600	2,500	2,300
(2005/4 - 9) Results for the six months ended September 30, 2005	51,016	5,179	9,408	11,197
Increase (Decrease)	(90.8)%	(49.8)%	(73.4)%	(79.5)%

On March 31, 2006, Konami Group shifted to a pure holding company structure.

Konami Corporation is taking a role in decision-making and supervisory functions, as a result, non-consolidated financial results will be as shown above.

There are no changes to the cash dividend forecast, which previously was announced in the non-consolidated financial results for the year ended March 31, 2006 filed on May 17, 2006. (Interim dividend is JPY 27.00 per share and dividend for the year is JPY 54.00 per share.)

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.